Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Osiris Media Corp.
3300 13th Street NE
Washington, DC 20017
www.osirispod.com

Up to $253,016.74 in Common Stock at $0.41
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

> **Company:** Osiris Media Corp.
> **Address:** 3300 13th Street NE, Washington, DC 20017
> **State of Incorporation:** DE
> **Date Incorporated:** November 07, 2017

Terms:

> **Equity**

Offering Minimum: $9,999.90 | 24,390 shares of Common Stock
Offering Maximum: $253,016.74 | 617,115 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.41
Minimum Investment Amount (per investor): $299.71

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Perks*

- $600+ - Osiris T-shirt and Swag & Shoutout on an Osiris Podcast
- $1,500+ - Osiris Poster Signed by Tom Marshall, Lyricist for Phish and Previous Perk
- $2,500+ - Osiris Hosted Happy Hour in NYC and Previous Perks
- $5,000+ - Guest Appearance on an Osiris Podcast and Previous Perks
- $10,000+ - 2 Tickets to see a Live Osiris Podcast Recording, Previous Perks and 5% Bonus Shares
- $25,000+ - Private Dinner with RJ and Tom in LA or NYC (Transportation and Accommodation Costs Covered by the Investor), Previous Perks and 10% Bonus Shares

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Osiris Media Corp. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.41 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $41. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding

Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Osiris is creating and curating music and culture podcasts for passionate fans and helping like-minded advertisers get in front of engaged customers.

As ESPN provided passionate sports fans with a way to connect more deeply with their interests, Osiris is aiming to do the same with music and culture. With audio podcasts, video, and live events, we are creating commentary and experiences for music fans to delight and inform—while helping companies connect with a difficult to reach demographic in an authentic way.

Over the past year, we've grown to 30 podcasts, and have generated 2 million downloads across the network. Our primary revenue model is advertising, and a typical customer is a brand that has a product to sell or a campaign to launch and wants to reach an engaged, targeted demographic of music fans and people who engage with live music culture. Current and former customers include food and beverage companies like Ben & Jerry's, cannabis companies like KushCo, alcohol companies like Diageo, and ticketing companies like CashorTrade.

Competitors and Industry

The podcast industry is growing in impressive ways. The recent acquisition of Gimlet Media by Spotify was one of the biggest deals in the podcasting industry to date, and shows that many big players are seeing the potential in podcasting.

We don't see any music-focused podcast networks out there who directly compete with us, but we are competing with other music media companies. Those could be media companies like Relix or Rolling Stone, or blogs or websites that cater to fan discussion and commentary, like Facebook fan groups. We differentiate from traditional media companies because we are primarily fan-driven, we have the ability to be nimble and flexible and deliver information quickly, and because we keep our content quality bar very high.

And advertisers also see this potential—in 2017, there was $314 million in podcast ad revenue, which was an 86% increase from 2016. That's projected to reach $1 billion by 2020. (Source: IAB/PWC, https://www.iab.com/insights/third-annual-podcast-ad-revenue-study-by-iab-and-pwc-reports-significant-growth/)

Current Stage and Roadmap

Our products are unique experiences, delivered via audio podcasts, video, and interactive live events. We bring people closer to the music and topics they're passionate about, whether that's the Grateful Dead, classic rock, or craft beer.

When we launched in 2018, we had 12 podcasts. Now we have more than 30, averaging about 175,000 downloads per month. We have podcasts that focus on bands like Phish and the Grateful Dead, interview shows that talk to artists across the musical spectrum, and culture podcasts that discuss parenting, health, art, and more.

To give passionate fans more of an opportunity to engage with music they love, we have produced "Couch Report" videos, where we provide analysis before and after concerts. We've also held several live events, including interviews with artists at existing festivals, concerts, and live podcast recordings.

Now we're going to do even more, creating original content with high-profile music and culture personalities, establish partnerships in media, content distribution, and music, and using video and events to drive traffic to our podcasts and engage fans in unique and interesting ways.

The Team

Officers and Directors

Name: Randall J Bee

Randall J Bee's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: November 07, 2017 - Present
  Responsibilities: Strategy, sales, marketing, operations

- **Position:** Director
  Dates of Service: November 07, 2017 - Present
  Responsibilities: Direction of strategy

Other business experience in the past three years:

- **Employer:** Hattaway Communications
  Title: SVP
  Dates of Service: November 10, 2008 - June 25, 2019
  Responsibilities: Business strategy, business development, sales, marketing

Name: Tom Marshall

Tom Marshall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Creative Director
  Dates of Service: November 07, 2017 - Present
  Responsibilities: Strategy, sales, production and creation of podcasts

- **Position:** Director
  Dates of Service: November 07, 2017 - Present
  Responsibilities: Corporate governance

Other business experience in the past three years:

- **Employer:** Phish
  Title: Lyricist
  Dates of Service: January 01, 1989 - Present
  Responsibilities: Writing lyrics

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying common stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

The development and commercialization of the Company's products and services are highly competitive.

It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The podcast market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

The Company has conducted transactions with related parties.
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. The Company has conducted the following transactions with related persons: Thomas Marshall and RJ Bee have revenue share agreements with the Company for advertisement revenue their podcasts earn for the Company. The Company will share 70% of the revenue with these individuals under the agreements. Thomas Marshall and RJ Bee are members of the Company's management team.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage

The Company's Securities

The Company has authorized SAFE note, Crowd Note, Common Stock, and SAFE note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,115 of Common Stock.

SAFE note

The security will convert into Preferred stock and the terms of the SAFE note are outlined below:

Amount outstanding: $50,000.00
Maturity Date: No maturity date
Interest Rate: 0.0%
Discount Rate: 30.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Equity financing, liquidity event, dissolution

Material Rights

Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

Crowd Note

The security will convert into Qualified equity financing conversion stock and the terms of the Crowd Note are outlined below:

Amount outstanding: $306,983.00
Maturity Date: May 31, 2021
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $2,500,000.00
Conversion Trigger: Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales)), or the first sale by the Company of Common Stock in an initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, whichever is sooner.

Material Rights

Conversion of the Crowd Note.

a. Qualified Equity Financing. Upon the occurrence of a Qualified Equity Financing the Crowd Note shall convert automatically, without any further action on the part of either the Company or the Investor, whereupon the Crowd Note shall be deemed canceled, into the number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price prior to the closing of the Qualified Equity Financing.

b. Corporate Transaction. In the event of a Corporate Transaction prior to a Qualified Equity Financing, the Company shall notify the Investor in writing of the terms of the Corporate Transaction and the Investor shall receive the higher value received by either:

i. Obtaining that number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price; or

ii. Obtaining the Corporate Transaction Payment.

c. At or After Maturity. Commencing on the Maturity Date, the Crowd Note holders (by a decision of those Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) have the option to (a) require the Company to pay the Outstanding Loan Balances or (b) convert the Crowd Notes into a number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price. Upon the conversion of this Note into Conversion Shares, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company must pay the Holder cash equal to such fraction multiplied by such price per share.

d. Mechanics of Conversion. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. Note Completion. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 4(b)(ii).

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,238,130 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Common Stock.

SAFE note

The security will convert into Preferred stock and the terms of the SAFE note are outlined below:

Amount outstanding: $75,000.00
Maturity Date: No maturity date
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $1,500,000.00
Conversion Trigger: Equity financing, liquidity event, dissolution

Material Rights

1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

In connection with the issuance of Safe Preferred Stock by the Company to the Investor pursuant to this Section 1(a):

i) The Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Side Letter on or about the date of this Safe.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for

U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $281,983.00
  Use of proceeds: Marketing, sales, podcast production, operations, community building and development
  Date: July 08, 2019
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Sales, marketing, content creation and promotion
  Date: February 01, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Sales, podcast production, marketing, operations
  Date: July 08, 2019
  Offering exemption relied upon: Regulation D

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,000.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Founders Shares
  Date: November 07, 2017
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $75,000.00
  Use of proceeds: Content creation, sales, marketing, operations
  Date: September 10, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We launched in February of 2018. We raised limited seed funding when we launched ($50,000), and had net sales of $8,676, and cost of goods sold of $26,373 (which represents a 70% revenue share to our member podcasts, which is a standard rate for the podcast industry).

Our marketing and sales costs ($4,687) were mostly devoted to travel, business development and event promotion for our live events. As we grow, that will continue to increase alongside our revenue.

Our revenue share percentage will go down as we shift to a 60%/40% share (in favor of the podcasts) from 70%/30% share. Our gross revenue for 2019 already exceeds that of 2018 halfway through the year, so we are confident in our ability to continue to grow our revenue and our margins.

In terms of our unit economics, in our first year, we achieved nearly 2 million listens, and at the beginning of 2019 we were hitting 169,000+ listens per month. At an average CPM of 25, with 3 advertisers, if our inventory is fully utilized we can hit $12,675 in monthly gross revenue. But we aim to grow much more quickly than that.

Historical results and cash flows:

At this point, we are averaging close to 200,000 listens per month ($15,000 gross revenue per month with 3 advertisers/month and a CPM of 25). With 5 new shows launching in the next 3 months, we expect to be at 500,000 listens per month by early 2020. That allows us to generate monthly gross revenue of $70,000 (with 4 advertisers).

In addition to this CPM-based advertising, we are projecting to bring in original podcast sponsorships for our original shows, at $10-20K at the beginning, and growing as we grow our reach and brand.

Our goal is to hit 1 million listens per month by May 2020, which would be gross revenue of $100,000 monthly (with 4 advertisers), not counting original content sponsorships. If we are able to hit those goals, wtih our monthly expenses where they are projected to be, we would be profitable at that point.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

$200,000 cash. We just received an investment from PodFund, which only invests in podcast companies, for $75,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Because we finished a seed round earlier this year, we do have a runway that will allow us to continue operations. This StartEngine campaign will extend our runway, but also allow us to spend more funds on marketing, sales and content production.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are not necessary to the survival of the company, but will help us move to an even higher level of operations, sales, marketing and content production. We envision the funds from this campaign making up about 20% of our total funding.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Right now, we have a burn rate of about $25K/month, and have a runway of 9-10 months with projected revenue. Each $10K we raise will help us push out for half a month. We have 3.5 employees and 2 contractors, responsible for everything from sales, marketing and podcast production to managing our 50 podcasters, customer service, technology and quality assurance and more. We are aiming to put out 4-5 original podcasts by the end of 2019.

How long will you be able to operate the company if you raise your maximum funding goal?

At least 2 years. Right now, we have a burn rate of about $25K/month. Each $10K we raise will help us push out for half a month. We have 3.5 employees and 2 contractors, responsible for everything from sales, marketing and podcast production to managing our 50 podcasters, customer service, technology and quality assurance and more. We are aiming to put out 4-5 original podcasts by the end of 2019.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Not at this time.

Indebtedness

- **Creditor:** Suitless Inc
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  Maturity Date: January 20, 2020
  30% discount, $6m valuation cap

- **Creditor:** Steven Eisenstadt
  Amount Owed: $25,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2020
  30% discount, $6m valuation

- **Creditor:** Crowdfunding Note Holders (SeedInvest)
  Amount Owed: $306,983.00
  Interest Rate: 5.0%
  Maturity Date: May 31, 2021
  3-tiered valuation cap: $2,000,000 for a Tier 1 Note, $2,250,000 for a Tier 2 Note, and $2,500,000 for a Tier 3 Note. 20% discount.

Related Party Transactions

- **Name of Entity:** Randall Bee
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Podcast revenue share
  Material Terms: Randall Bee has a revenue share agreement with the Company for advertisement revenue his podcast earns for the Company. The Company will share 70% of the revenue with this individuals under the agreements. He co-hosts this podcast with 3 other people, so the 70% revenue share is divided among these other people. RJ Bee is a member of the Company's management team.

- **Name of Entity:** Thomas Marshall
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Thomas Marshall has a revenue share agreement with the Company for advertisement revenue his podcast earns

for the Company.

Material Terms: Thomas Marshall has a revenue share agreement with the Company for advertisement revenue his podcast earns for the Company. The Company will share 70% of the revenue with this individuals under the agreement. Thomas Marshall is a member of the Company's management team.

Valuation

Pre-Money Valuation: $2,967,633.30

Valuation Details:

Previous round was $2,500,000, post-money is $2,806,983. That valuation, suggested by SeedInvest, was based on our revenue projections, traction to date (building an audience of 1 million listens in a year), and potential to grow quickly.

Since our round of funding closed, we have made a lot of progress—we've hired 4 new contractors, started to produce 4 original podcasts, and formed new relationships with advisors, potential advertisers and sponsors, and artists and managers.

By the end of 2020, we project to be generating $200K+/month in gross revenue with 2 million monthly listeners.

We don't have visibilty into other companies at a similar stage, but we do know that Gimlet was purchased by Spotify earlier this year for a reported $230 million, with an estimated 7 million monthly downloads. At that rate, we could anticipate being valued as "the go-to music podcast" in the range of $50-60m.

With our contractors and avdisors, we now have an experienced podcast industry professional (Nate Tobey from American Public Media), as well as a dedicated sales team and an operations director. We feel that our company is poised to deliver on what we've envisioned and more in the coming months.

At the same time, we have further solidified our market position as a the go-to network for music podcasting, in part due to soft commitments from several artists to launch original podcasts on our network.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Marketing*
  35.0%
  Lead generation sales, marketing, recruiting companies and artists to lead

podcasts, driving listeners to podcasts, salary for marketing/communications director

- *Operations*
  28.0%
  Overhead, community development, infrastructure, salaries of CEO, Creative Director, Operations Director

- *Research & Development*
  30.0%
  Developing original content including company-focused podcasts, artist-focused podcasts. We will be scripting, producing, recording and mixing and editing all of these podcasts as well.

If we raise the over allotment amount of $253,017.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Marketing*
  35.0%
  Lead generation sales, marketing, recruiting companies and artists to lead podcasts, driving listeners to podcasts, salary for marketing/communications director

- *Operations*
  28.0%
  Overhead, community development, infrastructure, salaries of CEO, Creative Director, Operations Director

- *Research & Development*
  30.0%
  Developing original content including company-focused podcasts, artist-focused podcasts. We will be scripting, producing, recording and mixing and editing all of these podcasts as well.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.osirispod.com (OsirisPod.com/Reporting).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/osiris

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Osiris Media Corp.

[See attached]



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Osiris Media, Inc.
Washington, DC

We have reviewed the accompanying financial statements of Osiris Media, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 1, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

OSIRIS MEDIA, INC.
BALANCE SHEET
DECEMBER 31, 2018

ASSETS

	2018	2017
CURRENT ASSETS		
Cash	$ 3,803	$ -
Accounts Receivable	5,000	-
Pre-Paid Expenses	10,000	-
TOTAL CURRENT ASSETS	18,803	-
TOTAL ASSETS	18,803	-

LIABILITIES AND SHAREHOLDERS' EQUITY

	2018	2017
CURRENT LIABILITIES		
Accounts Payable	3,585	-
TOTAL CURRENT LIABILITIES	3,585	-
NON-CURRENT LIABILITIES		
SAFE Financing	50,000	-
TOTAL LIABILITIES	53,585	-
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 1,000,000 outstanding; $.001 par value)	1,000	-
Retained Earnings (Deficit)	(35,782)	-
TOTAL SHAREHOLDERS' EQUITY	(34,782)	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 18,803	$ -

Reviewed- See accompanying notes.

OSIRIS MEDIA, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Operating Income		
Sales, Net	$ 8,676	$ -
Cost of Goods Sold	(26,373)	-
Gross Profit	(17,696)	-
Operating Expense		
General & Administrative	8,399	-
Professional & Legal	5,000	-
Selling & Marketing	4,687	-
	18,086	-
Net Income	$ (35,782)	$ -

OSIRIS MEDIA, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (35,782)	$ -
Change in Accounts Payable	3,585	-
Change in Accounts Receivable	(5,000)	-
Change in Pre-Paid Expenses	(10,000)	-
Net Cash Flows From Operating Activities	(47,197)	-
Cash Flows From Financing Activities		
Change Safe Financing	50,000	-
Change Common Stock	1,000	-
Net Cash Flows From Investing Activities	51,000	-
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	3,803	-
Cash at End of Period	$ 3,803	$ -

OSIRIS MEDIA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Beginning Balance	$ -	$ -
Issuance of Common Stock	1,000	-
Net Income	(35,782)	-
Ending Balance	$ (34,782)	$ -

OSIRIS MEDIA, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

April 1, 2019

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Osiris Media, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company is a media company that produces podcasts.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred.

Related Party Transactions

Thomas Marshall and RJ Bree have revenue share agreements with the Company for advertisement revenue their podcasts earn for the Company. The Company will share 70% of the revenue with these individuals under the agreements. Thomas Marshall and RJ Bree are members of the Company's management team.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2018 will remain subject to review by the Internal Revenue Service for three years from the date filed or the original due date, whichever is later.

The Company is subject to franchise filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2018 will remain subject to review by that State for three years from the date filed or the original due date, whichever is later.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of this pronouncement had not material impact on the financial statements.

NOTE C- DEBT

During the year ended December 31, 2018, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2018, no *SAFE* agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2018, the Company had $50,000 of SAFE obligations outstanding, with a valuation cap of $6,000,000.

Upon conversion, the equity will be issued at a discount rate of 30%.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2018, are both consistent with the proceeds received at issuance and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2018.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 1, 2019, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

Osiris Media

Connecting people through the power of music




⊘ Website   📍 Washington, DC   MEDIA

Osiris is a media company that produces podcasts, videos, and live events for passionate and engaged music fans We're making it easier to help fans connect with their favorite artists, while giving brands access to a community of hard-to-reach consumers who will love their products.

$0.00 raised ⓘ

0	92
Investors	Days Left
$0.41	**$2.97**M
Price per Share	Valuation
Equity	**$299.71**
Offering Type	Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates⁰   Comments   ♡ Follow

Reasons to Invest

- 100K+ fans in the first year alone

- 30+ podcasts in production

- 2M listens

Creating content and experiences to delight and inform music fans

THE PROBLEM

Artists, consumers, and brands are struggling to make meaningful connections with each other

Consumers are bombarded with too much content, and yet they still have a hard time finding authentic connections to the topics they care about. Companies are left struggling to form relationships with their target audiences. Artists are looking for new and different ways to engage with their fans. That's where we come in...



THE SOLUTION

Creating and curating music and culture podcasts for passionate fans

We're helping like-minded advertisers get in front of engaged customers. In the same way that ESPN provides passionate sports fans with content deeply aligned with their interests, Osiris will connect passionate fans with the music and culture content they crave. **We offer audio podcasts, video, and live events that delight and inform fans, and we help companies connect with their demographics in an authentic way.**



100K+ fans in the first year alone

Osiris began by appealing to passionate fans of niche musical tastes: jam bands, indie rock, bluegrass, folk, and classic rock. Now that we've proven our theory that our fans will flock to content they care about, we know there is a larger fan base of passionate consumers that can find an authentic connection through Osiris. **In 2017, the top 200 performers sold 50M concert tickets.** If we capture 5% of these fans we'll have a community of 2.5M people that can generate an **estimated $3M+ per year in revenue** through advertising, sponsorships, and events.





OUR TRACTION

One year. 30 podcasts. 2M listens.

From podcasts about Phish and The Grateful Dead, to talks shows about culture, parenting, health, and art, we're constantly adding new and exciting programming to grow our audience base. We average 200K listeners per month.

We're rolling our two new product lines this year.

- Osiris Creative: telling the story of music-related companies
- Osiris Limited: connecting high-profile artists to the podcasting world


UNDER THE SCALES
RTN
BLUEST TAPE
JAMBASE PODCAST
NO SIMPLE ROAD
DADDY
ACROSS THE MARGIN
DARK BLUE
STATE GARDEN
WELCOME TO THE PARTY
DEEPER DIGS IN ROCK
ALL IN WITH AQUEOUS
ROCK N ROLL ARCHAEOLOGY
BEYOND THE POND
OSIRIS

WHAT WE DO

Unique experience delivered via podcasts, video, and interactive live events

- **Podcasts:** We immerse people in the topics they're passionate about - from classic rock to craft beer. In one year we've doubled the amount of podcasts we produce.
- **Video:** We create a series of "Couch Report" videos wherein we provide analysis before and after live concerts
- **Live Events:** We've produced live events where we interview artists at existing festivals, and host live podcast recordings




SWEETWATER
BREWING COMPANY
420

THE BUSINESS MODEL

Trustworthy sources serving ads to engaged listeners

Brands are trying to find increasingly difficult-to-reach audiences: young, passionate, highly-educated individuals with high household incomes. Our listeners consume our content because they're passionate about our subjects. Through promo codes, special offers and other deals, our consumers form meaningful relationships with our users.

Here's our revenue roadmap:

- CPM based advertising (100% of current revenue)
- Podcast sponsorship (Q3 2019)
- Content creation for corporate partners (Q3 2019)
- Video advertising/sponsorships (Q3 2019)
- Event tickets/sponsorships (Q3 2019)

HOW WE ARE DIFFERENT

We've successfully identified passionate consumers in a niche market, and we'll continue to expand

We have high-profile members on our network who bring their own audiences to the table including: Bob Crawford of The Avett Brothers, Geoff Rickly of Thursday, Jon Barber of The Disco Biscuits, comedian Mike Finoia, and others. Our co-founder Tom is the primary external lyricist for Phish, and is uniquely positioned in the space to bring his expansive network to Osiris. We've proven that our content appeals to fans, and we'll continue to expand to make more podcasts, videos, and live events that do the same.



THE VISION

The go-to music and culture podcast, video, and live-event network

We've started by cornering the market of passionate folk, bluegrass, jazz, indie and classic rock fans. Now, we're expanding into genres of music with larger numbers of passionate fans. We're confident they can find authentic connections to the music they love through Osiris. As we continue to grow our genre coverage, we'll expand our consumer numbers, and be able to offer more advertising opportunities to larger companies.





Joe, with Jim Lauderdale (American country, bluegrass, and Roots singer-songwriter)

A lyricist for Phish and a business and communications expert create the go-to platform for fans

Tom and RJ founded Osiris because of their passion for music. Tom, an entrepreneur, was also a lyricist for Phish and is deeply rooted in the music community. RJ has spent the last 10 years building a communications firm, and is an operational and marketing expert. They joined forces and brought in a few key advisors, including Steve Martocci, founder of GroupMe and Splice, and Andy Weissman of Union Square Ventures. Osiris now has a robust advisory team of musicians, entrepreneurs, and legal and digital experts.

Christina Collins, Operations Director

Christina comes from the media and advertising world, where she gained expertise in managing efficient and effective advertising campaigns across all media channels, as well as a thorough understanding of media offerings in both the traditional and digital realms. As Operations Director at Osiris, she is responsible for managing overall business operations, advertising operations, podcaster community relations, and events. She also assists with content production & strategic partnerships. Christina graduated from Georgetown University with a BS in International Business & Marketing. Originally from Miami Beach, she now lives in NYC and is a passionate live music fan who takes full advantage of the city's offerings.

Nate Tobey, Production Consultant

Nate is a veteran public media producer, editor, executive and show creator. Most recently, he led the national programming and podcast development teams at American Public Media, where he was responsible for new show creation, a slate of national podcasts, and two nationally distributed NPR radio shows, The Splendid Table and Dinner Party Download. Nathan was previously the Executive Producer and co-creator of both the GroundTruth podcast distributed by WGBH News and the Masterpiece Studio podcast at WGBH. At Osiris, he's helping to develop original content with high-profile musicians and companies that have stories to tell.

Adam Caplan, Development & Partnerships Director

Adam's joins Osiris with a background in startup strategy and development. He has advised early-stage companies in the US and abroad, and spearheaded new investment initiatives in established nonprofits. A lifelong music junkie, Adam leads our corporate and content partnerships, and oversees strategic growth of the Osiris network. Adam has an MA in International Business from The Fletcher School at Tufts University and an insatiable wanderlust.

Matt Dwyer, Production Consultant

Matt has spent over 13 years in the software industry, leading Product Management for several SAAS platforms. His products have helped companies of all lifecycle stages from startup to enterprise in the retail, franchising, QSR, and service industries gain efficiency through streamlined processes, all while delivering engaging user experiences. Since 2016, Matt has served as Producer and Co-Host of The Helping Friendly Podcast, the top ranked fan-created Phish podcast. Matt is working to create a portfolio of amazing podcasts for Osiris by blending his experience in technology, audio, product management, and his endless passion for music. Matt holds a B.S. in Management Information Systems from The Pennsylvania State University.

Nick Cejas, Communications Director

Nick is a social media and digital communications expert, creating content that engages and drives traffic for all Osiris podcasts and initiatives. Nick has worked with a wide range of clients before Osiris, and has a knack for bringing a voice to brands and exposing new audiences to new content. At Osiris, Nick leads all external communications and outreach, and helps develop strategies for audience growth.



The podcast advertising business is expected to reach $1B in annual revenue by 2021*

As we grow our network, we'll connect our fans with the music they love and advertisers to the consumers they desire. We've built our business from the ground up - with minimal investment - and in just a year we average 200K listens per month. With more money, we'll scale our sales, marketing, and content production efforts, and expand into more genres, increasing our ability to monetize our content to more listeners.

We're creating the future of music fan engagement, and we hope you'll join us.
*source





Meet Our Team





RJ Bee
Co-Founder and CEO

RJ's background is in business and communications. He has channeled his lifelong passion for music into the Helping Friendly Podcast, which he co-founded in 2013. As CEO, RJ is responsible for leading and growing Osiris. He brings expertise in strategic growth, HR, marketing and finance, most recently as SVP at Hattaway Communications in Washington, DC.

Tom Marshall
Co-Founder and Creative Director

Tom is the primary lyricist and songwriter for the band Phish, with over 300 songs to his name. Tom also has a technical background, having graduated from Rutgers University with a BS in Computer Science. Tom's IT career began in large corporations, but he now spends his time working with startups. He recently completed the sale of his company LyricMachine to an Atlanta-based entertainment company. Tom is now a successful music podcaster, having launched Under The Scales in November 2016 and achieving more than a million downloads in the first season.

Offering Summary

Company : Osiris Media Corp.

Corporate Address : 3300 13th Street NE, Washington, DC 20017

Offering Minimum : $9,999.90

Offering Maximum : $253,017.00

Minimum Investment Amount (per investor) : $300.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 24,390

Maximum Number of Shares Offered : 617,115

Price per Share : $0.41

Pre-Money Valuation : $2,967,633.30

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Perks*

- $600+ - Osiris T-shirt and Swag & Shoutout on an Osiris Podcast
- $1,500+ - Osiris Poster Signed by Tom Marshall, Lyricist for Phish and Previous Perk
- $2,500+ - Osiris Hosted Happy Hour in NYC and Previous Perks
- $5,000+ - Guest Appearance on an Osiris Podcast and Previous Perks
- $10,000+ - 2 Tickets to see a Live Osiris Podcast Recording, Previous Perks and 5% Bonus Shares
- $25,000+ - Private Dinner with RJ and Tom in LA or NYC (Transportation and Accommodation Costs Covered by the Investor), Previous Perks and 10% Bonus Shares

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Osiris Media Corp. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.41 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $41. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

RJ: Hi, I'm RJ, over the past 10 years I've built a consulting business. And I created a music podcast about my favorite band.

TOM: And I'm Tom Marshall. I've had a 30-year career in the music industry, as a musician and a lyricist for the band Phish. And I also have a podcast about my favorite band. We put our podcasts together, and with 12 other music podcasts, we formed Osiris.

RJ: In today's media environment, we're bombarded with content, but we believe many people are not finding authentic connections to the topics they care about. And many companies are having a harder time forming relationships with targeted consumers. At Osiris, we are making this connection by curating music and culture podcasts for passionate fans and helping like-minded advertisers get in front of engaged customers.

Just like ESPN provided passionate sports fans with a way to connect more deeply with their interests, Osiris is looking to do the same with music and culture. With audio podcasts, video and live events, we are creating commentary and experiences for music fans to delight and inform—while helping companies connect with a difficult to reach demographic in an authentic way.

[Visuals: Osiris website, looking at all 30 of our shows; live event photos/video, Couch Report, etc.]

TOM: Now Osiris has almost 30 podcasts, and we've had over 1.7 million downloads in the last year.

But we're just getting started. This year we're developing original podcasts hosted by high-profile musicians, we're creating events that connect fans with their favorite artists, and creating videos that keep fans up to date on everything that's happening in music.

[B-roll: Tom/RJ interviewing someone else]

The podcast industry is growing in impressive ways. The recent acquisition of Gimlet Media by Spotify was one of the biggest deals in the industry to date, and shows that many big players are seeing the potential in podcasting. We believe the intimacy of the medium, combined with the growing technological advances make it a great industry to have business in right now. We just learned that monthly podcast listening made the biggest jump ever this year—now 32% of Americans are monthly podcast listeners. And advertisers also see this potential—in 2017, there was $314 million in podcast ad revenue, which was an 86% increase from 2016.

[First one is "according to Edison Research's Infinite Dial" report, second is "according to IAB/PwC" lower third text]

RJ: We've already been able to monetize this business, through podcast advertising with advertisers like Ben & Jerry's, KushCo and Diageo. And we have great marketing partners like CashorTrade and JamBase. We have an outstanding team and an engaged advisory board, including Andy Weissman from Union Square Ventures, Felicia D'Ambrosio of Federal Donuts and Steve Martocci, who started GroupMe and Splice.

We started Osiris by focusing on the music we love, including jam bands, indie rock, bluegrass, folk and classic rock. And these genres all have very passionate fanbases. But we envision this growing into something much bigger. We aim to engage passionate fans across the musical spectrum—from huge growth areas like EDM to the most popular genres, hip-hop and pop music.

TOM: We're launching this campaign to help us scale our content creation, marketing and sales, and to continue establishing ourselves as a destination for music conversation and commentary. We hope that you'll join us on this journey to create the future for music fan engagement.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
OSIRIS MEDIA CORP.

OSIRIS MEDIA CORP., a Delaware corporation (the "**Corporation**"), hereby certifies as follows:

1. The date on the filing of the Corporation's original Certificate of Incorporation was November 7, 2017 (under file number 6607580).

2. This Amended and Restated Certificate of Incorporation of the Corporation (the "**Amended and Restated Certificate of Incorporation**") attached as <u>Exhibit "A"</u>, was duly adopted by the board of directors of the Corporation (the "**Board of Directors**") and by written consent of its stockholders in accordance with Sections 228, 242 and 245 of the DGCL (8 Del. C. 228, 8 Del. C. 242, 8 Del. C. 245).

3. This Amended and Restated Certificate of Incorporation restates and integrates and amends the Certificate of Incorporation, as heretofore amended or supplemented, to read in its entirety as attached at <u>Exhibit A.</u>

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed on its behalf by RJ Bee, its Chief Executive Officer, on this March 21, 2019.


Osiris Media Corp.

By: *R J B*

Name: RJ Bee
Title: Chief Executive Officer


State of Delaware
Secretary of State
Division of Corporations
Delivered 10:55 AM 03/22/2019
FILED 10:55 AM 03/22/2019
SR 20192192928 - File Number 6607580

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF OSIRIS MEDIA CORP.

ARTICLE I.

The name of the corporation is OSIRIS MEDIA CORP. and is hereinafter called the "*Corporation*".

ARTICLE II.

The registered address of the Corporation in the State of Delaware is 16192 Coastal Highway, Lewes, Sussex County, Delaware 19958. The name of the registered agent at such address is Harvard Business Services, Inc.

ARTICLE III: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is ten million shares of Common Stock with par value $0.001.

ARTICLE V: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VI: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS.

Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "Bylaws"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS.

Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT.

Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS.

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE VIII: DIRECTOR LIABILITY.

A. LIMITATION.

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION.

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION.

Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE IX: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "Excluded Opportunity" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "Covered Person"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

*   *   *